UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A

Tender Offer Statement under Section 14(d)1 or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 37)

NOVAGOLD RESOURCES INC.

(Name of Subject Company (issuer))

BARRICK GOLD CORPORATION

(Name of Filing Person (offeror))

Common Shares

(Title of Class of Securities)

66987E206

(CUSIP Number of Class of Securities)

Sybil E. Veenman
Vice President, Assistant General Counsel, and Secretary
BCE Place, Canada Trust Tower
161 Bay Street, Suite 3700
P.O. Box 212
Toronto, Canada M5J 2S1
(416) 861-9911

(Name, address, and telephone number of person authorized
to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$1,126,464,928	$120,531.75

(1)   Estimated solely for the purpose of calculating the fee in accordance with Rule 0-11 of the Securities Exchange Act of 1934 (the “Exchange Act”). The transaction valuation has been estimated on the basis of the securities to be acquired in the United States only. The number of securities to be acquired in the United States has been estimated on the basis of the aggregate trading volume on the national securities exchanges in the United States over the 12 calendar month period prior to August 1, 2006 as a percentage of the total aggregate volume on the national securities exchanges in both the United States and Canada over the same period.

(2)   The amount of the Fee has been calculated in accordance with Rule 0-11 of the Exchange Act and based on (a) 70,404,058, which is the estimated number of NovaGold common shares to be acquired in the United States on a fully diluted basis as of August 3, 2006, and (b) $16.00, which is the per share tender offer price.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $120,531.75
Form or Registration No.: Schedule TO
Filing Party: Barrick Gold Corporation
Date Filed: August 4, 2006
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
	☒	third-party tender offer subject to Rule 14d-1.
	☐	issuer tender offer subject to Rule 13e-4.
	☐	going-private transaction subject to Rule 13e-3.
	☐	amendment to Schedule 13D under Rule 13d-2.

This Amendment No. 37 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed on August 4, 2006 (as so amended, the “Schedule TO”) filed by Barrick Gold Corporation, a corporation incorporated under the laws of the Province of Ontario (“Barrick”).

The Schedule TO relates to the offer by Barrick to purchase all of the issued and outstanding common shares of NovaGold Resources Inc., a company existing under the laws of the Province of Nova Scotia (“NovaGold”), including common shares that may become issued and outstanding after the date of the Offer but before the Expiry Time of the Offer upon the conversion, exchange or exercise of options, warrants or other securities of NovaGold that are convertible into or exchangeable or exercisable for common shares, together with the associated rights issued under the Shareholder Rights Plan of NovaGold (collectively, the “Common Shares”), at a price of US$16.00 cash per Common Share.

The Offer is subject to the terms and conditions set forth in Barrick’s offer and related circular, dated August 4, 2006 (the “Offer and Circular”), as supplemented by the Notice of Change in Information, dated September 1, 2006, and as amended and supplemented by the Notice of Extension, dated September 15, 2006, the Notice of Extension, dated September 29, 2006, the Notice of Extension, dated October 12, 2006, the Notice of Variation and Extension, dated October 25, 2006, the Notice of Variation and Extension, dated November 9, 2006 and the Notice of Extension, dated November 22, 2006.

Capitalized terms used herein and not defined herein have the respective meanings assigned to such terms in the Offer and Circular, as supplemented and amended. Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule TO.

Item 12. Exhibits.

Item 12 of the Schedule TO is amended and supplemented by adding the following:

Exhibit	Description
(a)(5)(TT)	Early warning report filed pursuant to Canadian securities legislation, dated November 23, 2006

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BARRICK GOLD CORPORATION

By:	/s/ Sybil E. Veenman
Name:	Sybil E. Veenman
Title:	Vice President, Assistant General Counsel and Secretary
Date:	November 23, 2006

Exhibit	Description
(a)(5)(TT)	Early warning report filed pursuant to Canadian securities legislation, dated November 23, 2006